TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 13, 2022

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated March 15, 2022, regarding the captioned subject. The Board, at their meeting held on April 12-13, 2022, transacted the following items of business:

Financial Results and Dividend

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and year ended March 31, 2022;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and year ended March 31, 2022;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter and year ended March 31, 2022;

4. Approved the audited financial statements of the Company and its subsidiaries as per INDAS for the year ended March 31, 2022;

5. Approved the audited financial statements of the Company as per INDAS for the year ended March 31, 2022 and

Dividend

6. Recommended a final dividend of ₹16/- per equity share for the financial year ended March 31, 2022.

Annual General Meeting and Record date

7. The 41st Annual General Meeting of the members of the Company will be held on Saturday, June 25, 2022.

8. The record date for the purposes of the Annual General Meeting and payment of final dividend is June 1, 2022. The dividend will be paid on June 28, 2022.

Re-appointment of independent director

9. Based on the recommendation of the Nomination and Remuneration Committee, considered and approved the reappointment of D. Sundaram (DIN: 00016304) as an Independent Director for the second term from July 14, 2022 to July 13, 2027, subject to shareholders' approval.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

It may be noted that D. Sundaram has no relationship with any member of the Board of directors and meets all the criteria to be appointed as an independent director under applicable laws including circulars issued by stock exchanges from time to time.

His brief profile is available on the website of the Company under following link: https://www.infosys.com/about/management-profiles/d-sundaram.html.

Re-appointment of Statutory auditors

10. Recommended, the re-appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No. 117366W/ W100018) (Deloitte) as the statutory auditors of the Company under Section 139 of the Companies Act, 2013 subject to the approval of shareholders of the Company. Deloitte will hold office for another term of 5 consecutive years commencing from the financial year 2022-23 and ending with the financial year 2026-27.

Other matters

11. Stock grants and allotments
    a. The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved:

        i. The grant of annual performance-based grant of RSUs amounting to ₹13 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This is pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders' approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

        ii. The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company's equity shares having a market value of ₹10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan. This is pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

        iii. The annual performance-based grant of RSUs amounting to ₹0.87 crore for the financial year 2023 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

        iv. An annual time-based grant, under the 2015 Plan of 11,990 RSU's to a KMP. The RSUs would vest over a period of four years from the date of grant. The RSUs will be granted w.e.f May 2, 2022.

v. The grant of performance-based stock incentives in the form of 8,000 RSU's to a KMP under 2019 Plan, which shall vest over a period of three years from the date of the grant subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan. The RSUs will be granted w.e.f May 2, 2022.

b. Allotted 85,569 equity shares pursuant to the exercise of Restricted Stock Units by eligible employees as hereunder:
   - 29,718 equity shares under the 2015 Stock Incentive Compensation Plan;
   - 55,851 equity shares under the Infosys Expanded Stock Ownership Program 2019.

   Consequently, on April 13, 2022, the issued and subscribed share capital of the Company stands increased to ₹ 21,034,121,050/- divided into 4,206,824,210 equity shares of ₹5/- each.

12. Policies

Considered and approved amendments to the following policies: -

- Related Party Transactions Policy
- Nomination and Remuneration Policy
- Code for fair disclosure and Investor Relations
- Document retention and Archival Policy
- Enterprise risk management policy
- Board Diversity Policy
- Corporate Governance Guidelines

The copies of the policies are made available on the website of the Company under the following link: https://www.infosys.com/investors/corporate-governance/policies.html.

We are enclosing herewith the financial results and press release for your information and record. The same will be made available on the Company's website www.infosys.com.

Yours sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS Date: 2022.04.13 16:29:04 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com